Hilton Group plc

Ladbroke Group


03022870

Ref: 82-1571

With Compliments

Maple Court, Central Park, Reeds Crescent, Watford, Hertfordshire WD24 4QQ
Telephone +44 (0)20 7856 8000 Fax +44 (0)20 7856 8001 www.hiltongroup.com


Hilton


Ladbrokes


LivingWell

Hilton Group plc

COMPANIES ACT 1985 ("THE ACT")
DISCLOSURE OF INTERESTS IN SHARES

HILTON GROUP PLC ("THE COMPANY") RECEIVED NOTIFICATION TODAY, PURSUANT TO PART VI OF THE ACT, FROM FIDELITY INVESTMENTS ("FIDELITY") THAT THE INTERESTS ON 6 JUNE 2003 OF FMR CORP AND ITS DIRECT AND INDIRECT SUBSIDIARIES, FIDELITY INTERNATIONAL LIMITED ("FIL") AND ITS DIRECT AND INDIRECT SUBSIDIARIES AND MR E C JOHNSON (A PRINCIPAL SHAREHOLDER OF FMR CORP AND FIL) HAVE INCREASED TO 110,754,080 ORDINARY SHARES OF 10P EACH OF THE COMPANY, WHICH INTERESTS REPRESENTED 7.01% OF THE ISSUED SHARE CAPITAL OF THE COMPANY.

FIDELITY HAVE ADVISED THAT THE REGISTERED HOLDERS AND NUMBER OF SHARES HELD BY EACH OF THEM ARE AS FOLLOWS:-

	SHARES
HSBC	6,684,900
MELLON BANK	78,773
STATE STREET NOMINEES LIMITED	2,887,218
NORTRUST NOMINEES	33,200
STATE STREET NOMINEES LIMITED	561,200
BROWN BROTHERS HARRIMAN	44,000
NORTHERN TRUST	159,100
LLOYDS BANK NOMINEES LIMITED	851,800
STATE STREET BANK & TRUST	164,700
NATIONAL CITIES	164,700

J P MORGAN CHASE	324,300
CHASE MANHATTAN BANK LONDON	21,756,484
CHASE NOMINEES LIMITED	6,651,300
BANK OF NEW YORK LONDON	3,409,426
MELLON NOMINEES LIMITED	929,800
CREDIT SUISSE FST BOS ZURICH	20,900
NORTHERN TRUST	663,900
CHASE NOMINEES LIMITED	469,029
HSBC CLIENT HOLDINGS NOMINEE (UK) LIMITED	1,029,000
DEUTSCHE BANK	1,561,700
CITIBANK	904,200
HSBC CLIENT HOLDINGS NOMINEE (UK) LIMITED	1,255,870
CHASE MANHATTAN BANK LONDON	6,446,270
STATE STREET BANK & TRUST	4,312,551
BANK OF NEW YORK LONDON	19,570,000
CHASE NOMINEES LIMITED	842,800
DEUTSCHE BANK	938,176
NORTHERN TRUST	9,577,336
MELLON NOMINEES LIMITED	106,300
BANK OF NEW YORK, BRUSSELS	2,104,200
NATIONAL AUSTRALIA BANK	24,100

PICG	14,600
J P MORGAN	7,878,300
STATE STREET NOMINEES LIMITED	2,390,300
CITIBANK	238,900
MSS NOMINEES LIMITED	2,210,447
NORTRUST NOMINEES LIMITED	2,017,100
CHASE MANHATTAN BANK AG FRANKFURT	56,700
MORGAN STANLEY	1,179,300
BROWN BROTHERS HARRIMAN	241,200
TOTAL	110,754,080